Filed Under Rule 424(b)(3)
                                                      Registration No. 333-62257



PROSPECTUS SUPPLEMENT
(To prospectus dated August 26, 1998)





                                1,066,667 Shares



                                  EXEL LIMITED


                                 Ordinary Shares
                           (par value $.01 per share)




                                 --------------



     The Prospectus, dated August 26, 1998 (the "Prospectus"), to which this Supplement (the "Supplement") is attached, relates, among other things, to the resale by the holders thereof of up to 3,000,000 Class A Ordinary Shares of EXEL Limited. This Supplement relates to the resale by the Selling Shareholders named herein of up to 1,066,667 Ordinary Shares. The Company issued the Ordinary Shares in connection with a joint venture between the Company and Financial Security Assurance Holdings Ltd. ("FSA") to form two new Bermuda-based financial guaranty insurance companies.

     The last reported sales price of the Ordinary Shares as reported by the NYSE Composite Tape on November 2, 1998 was $77.688 per Ordinary Share.

                                 --------------









           The date of this prospectus supplement is November 3, 1998.

     The following information should be read in conjunction with the information contained elsewhere in the Prospectus. Except for information in this Supplement, reference should be made to the accompanying Prospectus dated August 26, 1998 and the information incorporated therein by reference. Capitalized terms used and not defined herein shall have the meanings given to them in the Prospectus.

                         PRICE RANGE OF ORDINARY SHARES

     The Ordinary Shares of EXEL have been traded on the NYSE under the symbol "XL". The following table sets forth the repriced high and low closing sale prices for such shares for the period indicated.

                                                               Price
                                                  -----------------------------
                                                       High             Low
                                                  --------------- -------------
FISCAL YEAR 1998 (1)
   Third Quarter..................................    $83.250          $66.813
   Fourth Quarter (through November 30, 1998).....     77.688           62.125

--------------------------------------------------------------

(1)      The fiscal year of EXEL ends on November 30 of each year.

                              SELLING SHAREHOLDERS

     FSA acquired the Ordinary Shares offered hereby in connection with a joint venture between the Company and FSA to form two new Bermuda-based financial guaranty insurance companies. On the same day, FSA sold 800,000 of such Ordinary Shares to College Retirement Equities Fund.

     The following table sets forth, as of the date hereof, the names of the Selling Shareholders, the Ordinary Shares owned by each of the selling shareholders, Ordinary Shares to be offered from time to time by each of them, and the Ordinary Shares to be owned by each of the Selling Shareholders after completion of this offering. The information concerning the Selling Shareholders may change from time to time, and any such changed information will be set forth in supplements to the Prospectus, if and when necessary. Except as provided below, none of the Selling Shareholders has had a material relationship with EXEL within the past three years. From time to time in the past, subsidiaries of EXEL have, in the ordinary course of business, entered into reinsurance arrangements with subsidiaries of FSA and may enter into such arrangements in the future.



                                           Number of Shares      Number of Shares     Number of Shares to be
Selling Shareholder                           Owned (1)         Being Offered (2)      Held after Offering
---------------------------------------- --------------------- --------------------- -------------------------

Financial Security Assurance Holdings,           266,667              266,667                       -0-
Ltd.

College Retirement Equities Fund (3)           2,123,811              800,000                1,323,811

--------------------------------------------------------------

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all of the ordinary shares beneficially owned.

(2) Assumes that each Selling Shareholder will sell all of the Ordinary Shares, although there can be no assurance that any or all of such Ordinary Shares will be sold.

(3) Includes 1,323,811 Ordinary Shares otherwise beneficially owned by College Retirement Equities Fund.

                              PLAN OF DISTRIBUTION

     EXEL is registering the resale of the Ordinary Shares on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees selling Ordinary Shares received from a named Selling Shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the Ordinary Shares offered hereby will be borne by EXEL. Brokerage commissions and similar selling expenses, if any, attributable to the sale of Ordinary Shares, brokerage commissions and similar selling expenses, if any, attributable to the sale of Ordinary Shares will be borne by the Selling Shareholders. Sales of Ordinary Shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the NYSE, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the Ordinary Shares, through short sales of Ordinary Shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers. The Selling Shareholders have advised EXEL that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of Ordinary Shares by the Selling Shareholders.

     The Selling Shareholders may effect such transactions by Selling Ordinary Shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of Ordinary Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholders and any broker-dealers that act in connection with the sale of Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. EXEL has informed the Selling Shareholders that the anti-manipulative provisions of Regulation M promulgated under the

Exchange Act may apply to their sales in the market. Selling Shareholders also may resell all or a portion of the Ordinary Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

     Upon the company being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of Ordinary Shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of Ordinary Shares involved,
(iii) the price at which such Ordinary Shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set our or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon EXEL being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 Ordinary Shares, a supplement to this prospectus will be filed.

PROSPECTUS

                                3,000,000 Shares

                                  EXEL LIMITED
                                 Ordinary Shares
                           (par value $.01 per share)
                                  -------------

     EXEL Limited ("EXEL" or the "Company") intends to offer from time to time its Class A Ordinary Shares, with the par value of $.01 per share (the "Ordinary Shares"). In addition, certain shareholders of the Company (the "Selling Shareholders") may from time to time offer Ordinary Shares. The Ordinary Shares will be issued in amounts, at prices and on terms to be determined at the time or times of sale.

     For each offering of Ordinary Shares for which this Prospectus is being delivered, there will be an accompanying Prospectus Supplement (each, a "Prospectus Supplement") that will set forth the terms of offering of such Ordinary Shares, including the number of shares offered for sale by the Company and the Selling Shareholders, if any, and certain information with respect to any Selling Shareholders. The Ordinary Shares may be sold by the Company or the Selling Shareholders through underwriters or dealers, directly by the Company or the Selling Shareholders or through agents for offering pursuant to the terms fixed at the time of sale. See "Plan of Distribution" herein.

     The Ordinary Shares are traded on the New York Stock Exchange ("NYSE") under the NYSE symbol "XL." The last reported sales price of the Ordinary Shares as reported by the NYSE Composite Tape on August 25, 1998 was $75 5/8 per share.

                                 --------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                                 --------------

                 The date of this Prospectus is August 26, 1998.

    FOR NORTH CAROLINA RESIDENTS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS
           THE COMISSIONER PASSED UPON THE ACCURACY OF THIS PROSPECTUS

                              AVAILABLE INFORMATION


     EXEL is subject to certain informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files certain reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet world wide web site that contains reports, proxy and information statements and other information regarding issuers, like EXEL, who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048; and at its Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Reports, proxy statements and other information concerning EXEL also may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.


     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Ordinary Shares, reference is hereby made to the Registration Statement. Additional information with respect to the Company may be provided in the future by means of appendices or supplements to this Prospectus.


     The Company is a Cayman Islands corporation and certain of its officers and directors are residents of various jurisdictions outside the United States. All or a substantial portion of the assets of such officers and directors and the Company, at any one time, are or may be located in jurisdictions outside the United States. Therefore, it ordinarily could be difficult for investors to effect service of process within the United States on any of these parties who reside outside the United States or to recover against them on judgment of United States courts predicated upon civil liability under the United States federal securities laws. Notwithstanding the foregoing, the Company has irrevocably agreed that it may be served with process with respect to actions based on offers and sales of shares made hereby in the United States by serving CT Corporation System, 1633 Broadway, New York, New York 10019, its United States agent appointed for that purpose. The Company has been advised by Hunter & Hunter, its Cayman Islands counsel, that there is doubt as to whether the courts of the Cayman Islands would enforce (i) judgments of United States courts obtained in actions against such persons or the Company predicated upon the civil liability provisions of the United States federal securities laws and (ii) original actions brought in the Cayman Islands against such persons or the Company predicated solely upon United States federal securities laws. There is no treaty in effect between the United States and the Cayman Islands providing for such enforcement, and there are no grounds upon which Cayman Islands courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws would not be allowed in Cayman Islands courts as contrary to that nation's public policy.

                  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission are hereby incorporated by reference in this Prospectus:

     (i) Joint Proxy Statement of EXEL Limited ("Old EXEL") and Mid Ocean Limited ("Mid Ocean") dated July 2, 1998;

     (ii) Annual Report on Form 10-K of Old EXEL for the year ended November 30, 1997, as filed February 25, 1998 and amended by its Form 10-K/A filed on June 26, 1998 (File No. 1-10804);

     (iii) Quarterly Reports on Form 10-Q of Old EXEL for the quarter ended February 28, 1998, as filed April 14, 1998 and amended by its Form 10-Q/A filed April 21, 1998, and for the quarter ended May 31, 1998, as filed on July 15, 1998 (File No. 1-10804);

     (iv) Current Reports on Form 8-K of Old EXEL filed March 17, 1998, May 5, 1998, August 3, 1998 and August 7, 1998 (File No. 1-10804);

     (v) Annual Report on Form 10-K of Mid Ocean for the year ended October 31, 1997, as filed on January 28, 1998 and amended by its Form 10-K/A filed on June 26, 1998 (File No. 1-14336);

     (vi) Quarterly Reports on Form 10-Q of Mid Ocean for the quarter ended January 31, 1998, as filed on March 17, 1998, and for the quarter ended April 30, 1998, as filed on June 12, 1998 and amended by its form 10-Q/A on June 26, 1998 (File No. 1-14336);

     (vii) Current Reports on Form 8-K of Mid Ocean filed March 25, 1998, May 14, 1998 and August 3, 1998 (File No. 1-14336).

     All documents filed by EXEL with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference herein and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in a Prospectus Supplement or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The documents that have been incorporated by reference in this Prospectus but not delivered with this Prospectus are available without charge upon written or oral request from the Company Secretary, EXEL Limited, Cumberland House, 1 Victoria Street, Hamilton, Bermuda HM11, Telephone Number (441) 292-8515.

                                   THE COMPANY

     EXEL is the successor in interest to, and represents the combination effected August 7, 1998 of, Old EXEL and Mid Ocean in the schemes of arrangement (the "Arrangements") between each of Old EXEL and Mid Ocean and their respective shareholders. As used herein, EXEL, unless the context otherwise requires, refers to EXEL, its predecessors and its subsidiaries. Each of Old EXEL and Mid Ocean are wholly owned subsidiaries of EXEL. EXEL, through its operating subsidiaries including X.L. Insurance Company, Ltd. and X.L. Mid Ocean Reinsurance Company, Ltd. and others, provides, on a world-wide basis, excess liability insurance coverage to industrial, commercial and other enterprises, directors and officers of such enterprises and professional firms and high excess property and other coverages, and is also a leading provider of reinsurance on a global basis. Its executive offices are located at Cumberland House, 1 Victoria Street, Hamilton HM11, Bermuda and its telephone number is (441) 292-8515.

                                 USE OF PROCEEDS

     Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the sale of Ordinary Shares for general corporate purposes, including strategic investments and acquisitions and the financing thereof. EXEL has made strategic investments and various acquisitions of other businesses during the past several years. As part of its operations, EXEL regularly evaluates the potential acquisition of, and holds discussions with, various insurance institutions and other businesses as opportunities arise.

     The Company will not receive any of the proceeds from the sale of Ordinary Shares by any Selling Shareholders.

                         PRICE RANGE OF ORDINARY SHARES

     The Ordinary Shares of EXEL (and its predecessor, Old EXEL) have been traded on the NYSE under the symbol "XL". The following table sets forth the reported high and low closing sale prices for such shares for the periods indicated.

                                                               Price
                                                    ---------------------------
                                                        High          Low
                                                    ---------------------------
FISCAL YEAR 1996 (1)
    First Quarter..................................     $35.938      $29.813
    Second Quarter.................................      36.375       34.125
    Third Quarter..................................      36.688       33.063
    Fourth Quarter.................................      40.125       31.875

FISCAL YEAR 1997 (1)
    First Quarter..................................      45.000       36.500
    Second Quarter.................................      44.500       39.000
    Third Quarter..................................      57.500       44.500
    Fourth Quarter.................................      64.000       55.063

FISCAL YEAR 1998 (1)
    First Quarter..................................      66.688       59.063
    Second Quarter.................................      80.125       66.938
    Third Quarter (Through August  25, 1998) (2)...      83.250       72.250

(1)  The fiscal year of EXEL ends on November 30 of each year.

(2) Pursuant to the Arrangements, on August 7, 1998, Ordinary Shares of EXEL were exchanged for ordinary shares of Old EXEL and Mid Ocean on a 1 for 1 and 1 for 1.0215 basis, respectively.


     The last reported sale price for Ordinary Shares on the NYSE on August 25, 1998 was $75 5/8 per share.

                              SELLING SHAREHOLDERS

     Some or all of the Ordinary Shares being offered pursuant to this Prospectus may be offered by certain Selling Shareholders. Identification of any such Selling Shareholders will be made in the applicable Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company or the Selling Shareholders, if any, may sell Ordinary Shares in any of three ways: (i) directly to one or more purchasers; (ii) through agents; or (iii) through underwriters or dealers. The Prospectus Supplement relating to each offering of Ordinary Shares will set forth the terms of the offering of such Ordinary Shares, including the name or names of any such agents, underwriters or dealers, the purchase price of such Ordinary Shares and the net proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers, as well as the number of Ordinary shares offered for sale by the Company or the Selling shareholders, if any, and certain information with respect to any Selling Shareholders. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in any sale of Ordinary Shares, such Ordinary Shares will be acquired by such underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such Ordinary Shares may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the Prospectus Supplement relating to a sale of Ordinary Shares, the obligations of any underwriter or underwriters to purchase such Ordinary Shares will be subject to certain conditions precedent and such underwriter or underwriters will be obligated to purchase all of such Ordinary Shares if any shares are purchased, except that, in certain cases involving a default by one or more underwriters, less than all of such Ordinary Shares may be purchased. Only underwriters named in a Prospectus Supplement are deemed to be underwriters in connection with the Ordinary Shares offered thereby.

     If underwriters are used in any sale of Ordinary Shares, the purchase agreement in connection with such sale may provide for an option on the part of the underwriters to purchase additional shares of such Ordinary Shares within thirty days of the execution of such purchase agreement, which option may be exercised solely to cover overallotments. Any such overallotment option will be disclosed in the Prospectus Supplement in connection with the Ordinary Shares offered thereby.

     If an agent of the Company or the Selling Shareholders is used in any sale of Ordinary Shares, such agent will be named and any commission payable by the Company or the Selling Shareholders to such agent will be set forth in the Prospectus Supplement relating to such Ordinary Shares. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best effort basis for the period of its appointment.

     The Ordinary Shares offered hereby will be listed on the New York Stock Exchange.

     Any underwriters, dealers or agents participating in the distribution of the Securities may be deemed to be underwriters, and any discount or commissions received by them on the sale or resale of Securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933, as amended (the "Securities Act"). Agents, underwriters and dealers may be entitled under agreements entered into with the Company or the Selling Shareholders to indemnification by the Company against certain liabilities, including liabilities under the Securities Act. Agents and underwriters may be customers of, engaged in transactions with, or perform services for, the Company, the Selling Shareholders or their respective affiliates in the ordinary course of business.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the shares of Ordinary Shares offered hereby are being passed upon for the Company by Hunter & Hunter, Cayman Islands, British West Indies.

                                     EXPERTS

     The consolidated balance sheets as of November 30, 1997 and 1996 and the consolidated statements of income, retained earnings and cash flows for each of the three years in the period ended November 30, 1997, as well as the related supplemental schedules, of Old EXEL incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and related supplemental schedules of Mid Ocean incorporated in this Prospectus by reference to the Mid Ocean Annual Report on Form 10-K (as amended by Form 10-K/A filed June 26, 1998) for the year ended October 31, 1997, have been so incorporated in reliance on the report of KPMG Peat Marwick, independent accountants, given on the authority of said firm as experts in accounting and auditing.


==========================================================    ===================================================
You should rely only on the information contained in
this prospectus supplement and the prospectus.  We have
not, and the Selling Shareholders have not, authorized
any other person to provide you with different
information.  If anyone provides you with different or
inconsistent information, you should not rely on it.  We
are not, and the Selling Shareholders are not, making an                         EXEL LIMITED
offer to sell these securities in any jurisdiction where
the offer or sale is not permitted.  You should assume
that the information appearing in this prospectus
supplement and the prospectus is accurate as of the date
on the front cover of this prospectus supplement only.
Our business, financial condition, results of operations                          1,066,667
and prospects may have changed since that date.                                ORDINARY SHARES
                                                                          (par value $.01 per share)



                     ---------------                                           ---------------

                    TABLE OF CONTENTS                                       PROSPECTUS SUPPLEMENT
                     ---------------                                           ---------------

                  Prospectus Supplement
                                             Page

Selling Shareholders..........................S-1
Plan of Distribution..........................S-1
                      Prospectus

Available Information.........................1
Incorporation of Certain Documents by
   Reference..................................2
The Company...................................3
Use of Proceeds...............................3
Price Range of Ordinary Shares ...............3
Selling Shareholders..........................4
Plan of Distribution..........................4
Legal Opinions................................5
Experts.......................................5                            Dated: November 3, 1998

==========================================================    ===================================================
